FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

June 12, 2008

Commission File Number: 001-10579

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   Yes ___   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ___   No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___   No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   __N/A__

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS' MEETING OF

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. (NYSE:CTC)

In Santiago, on April 14, 2008 at 12:05 p.m., at the Corporate Headquarters' Auditorium, the General Shareholders' Meeting of Compañía de Telecomunicaciones de Chile S.A. was held, presided by the Chairman of the Board Mr. Emilio Gilolmo, the Chief Executive Officer Mr. José Molés, the Finance Manager Ms. Isabel M. Bravo, the Vice President of Management Control Mr. Diego Martínez-Caro, and acting as Secretary the Legal Counsel Mr. Cristián Aninat.

I.-   **Quorum:** Shareholders present or represented at the Shareholders' Meeting

	Series A Shares	Series B Shares	Total Shares
Telefónica Internacional Chile S.A (1)	387,993,524	41,739,487	429,733,011
Citibank N.A (2)	206,784,418	0	206,784,418
A.F.P Habitat S.A.	53,136,993	5,813,466	58,950,459
A.F.P Provida S.A.	40,855,054	3,621,981	44,477,035
A.F.P Cuprum S.A.	43,980,140	4,011,687	47,991,827
A.F.P Capital S.A.	37,120,375	4,534,126	41,654,501
A.F.P Planvital S.A.	7,285,384	627,281	7,912,665
Other Shareholders	3,919,819	6,979,414	10,899,233
Total voting shares present	**781,075,707**	**67,327,442**	**848,403,149**
Blank powers - of - attorney	3,405	3,934	7,339
Total present shares	**781,079,112**	**67,331,376**	**848,410,488**

(1)   Represented by Mr. Jorge Delpiano.

(2)   Depositary Bank acting on behalf of the ADR holders.

The meeting was held with a total attendance quorum equivalent to 88.6% of the total voting shares, amounting to 848,410,488 shares present or represented at the meeting, with voting power. In compliance with the Company's bylaws the meeting can be validly held with a quorum of at least the majority of shares entitled to vote; such amount is equivalent to 478,578,544 shares.

II.-   Notice:

In accordance with Article 34, letter a) of the Company's Bylaws, the Board summoned the shareholders to the Annual General Shareholders Meeting, in order to address the Annual Report, Balance Sheet and other matters related to general shareholders' meetings as detailed in the notice of meeting released through certain Chilean newspapers previously designated by the shareholders and sent by mail to the shareholders.

III.-   Matters discussed and/or approved by the General Shareholders' Meeting:

1.-   Approval of the Annual Report, Balance Sheet, Income Statements, and Reports of Account Inspectors and Independent Auditors for the fiscal year ended December 31, 2007

In accordance with Article 53 of the Company's Bylaws and Article 76 of the Chilean Corporate law, the Balance Sheet and Income Statements and Reports of Account Inspectors and External Auditors for the fiscal year ended December 31, 2007 were published in the Chilean newspaper "Diario Financiero" on March 26, 2008. The Company's Annual Report was sent to shareholders and is available for those who have not received a copy.

The shareholders were called to approve or reject the Balance Sheet, Income Statements and Reports of Account Inspectors and External Auditors for fiscal year ended December 31, 2007.

Voting results:
Approve: 829,333,244 shares
Reject: 15,460 shares
Abstain: 19,061,784 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:
-   The Chilean pension funds stated that they approve all items described in the above proposal.

- Citibank, N.A., as Depositary, asked to record ADR holders' votes as follows:

    Approve: 80,679,956 shares

    Reject: 15,460 shares

    Abstain: 18,915,384 shares

- Banco de Chile, acting for other foreign investors voted as follows:

    Approve: 20,000,307 shares

    Reject: 0 shares

    Abstain: 146,400 shares

- Banco Itaú, acting for other foreign investors voted as follows:

    Approve: 3,181,248 shares

    Reject: 0 shares

    Abstain: 0 shares

2.-   Approval of distribution of net income for the fiscal year ended December 31, 2007 and the payment of a final dividend.

According to Articles 79 and 81 of Chilean Corporate law and Articles 32 and 57 of the Company's By-laws, the Board of Directors of the Company has agreed to distribute 100% of the net income for fiscal year 2007, in accordance with the dividend policy that was informed at the general shareholders' meeting in 2007.

The distribution of net income for fiscal year 2007, which totaled Ch$ 10,856,131,271, is as follows:

Chilean pesos as of 12/31/2007		
Interim dividend No. 174, paid in November 2007	Ch$ 5,806,114,878	53.48%
Final dividend No.173 to be paid in May 2008	Ch$ 5,050,016,393	46.52%
Net income for fiscal year, 2007	Ch$ 10,856,131,271	100.00%

There will be a final dividend payment for the total amount of Ch$ 5,050,016,393, which represents 46.52% of net income for 2007. This dividend, when added to the interim dividend No. 174 paid in November of 2007, totals 100% of net income for 2007, in accordance with the Company's dividend policy. The gross final dividend would amount to Ch$ 5.28 per share and Ch$ 21.12 per ADR (US$ 0.045 per ADR considering an exchange rate of US$1 = Ch$468.53), considering 957,157,085 shares outstanding and a ratio of 4 shares per 1 ADR. The dividend will be paid on May 14, 2008 to shareholders registered as of May 8, 2008.

Voting results:

Shareholders present or represented at the meeting approved all items described above, voted as follows:

Approve:	848,146,908 shares
Reject:	18,364 shares
Abstain:	245,216 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders voted as follows:

Approve:	99,493,620 shares
Reject:	18,364 shares
Abstain:	98,816 shares

- Banco de Chile, acting for other foreign investors voted as follows:

Approve:	20,000,307 shares
Reject:	0 shares
Abstain:	146,400 shares

- Banco Itaú, acting for other foreign investors voted as follows:

Approve:	3,181,248 shares

Reject:	0 shares
Abstain:	0 shares

3.- Appointment of two account inspectors and two alternate account inspectors for fiscal year 2008, and determination of their compensation.

According to Article 28 of the Company's Bylaws, the shareholders' meeting has to appoint two account inspectors and their alternates for fiscal year 2008, and, likewise, such meeting shall determine their respective compensation.

The shareholders at the meeting proposed the designation as account inspectors of Mr. Axel Christensen De la Cerda and Mr. Manuel Onetto Faure, and as alternate account inspectors Mr. Víctor Bunster and Mr. Pablo Sotomayor were proposed. The Shareholders' Meeting agreed to maintain the same compensation as the previous year, which is 20 UTM (approximately US$1,498) payable 30 days after the inspection.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

Approve: 826,416,608 shares

Reject: 0 shares

Abstain: 146,400 shares

Do not vote but represented: 21,847,480 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the proposal described above.
- Citibank, N.A. acting for the ADR Holders, did not vote in this matter.
- Banco de Chile, acting for other foreign investors voted as follows:

Approve:	20,000,307 shares
Reject:	0 shares
Abstain:	146,400 shares

Do not vote but represented: 21,847,480 shares

- Banco Itaú, acting for other foreign investors voted as follows:

Approve: 3,181,248 shares

Reject: 0 shares

Abstain: 0 shares

4.-   Appointment of independent auditors who will audit the accounts, inventory, balance sheet, and other financial statements of the Company for fiscal year 2008

In Accordance with Article 27 of the Company's Bylaws and Article 52 of Chilean Corporate law, the shareholders must appoint independent auditors every year to audit the financial statements of the Company. The Board of Directors proposed Ernst & Young to audit the accounts, inventories, balance sheet, and other financial statements of the Company and its subsidiaries for the quarters ended June, September and December 2008 and March 2009. Such auditors will be compensated with an annual fee of UF 23,742 (US$ 1,049,654 approximately). This amount also includes services rendered in relation to compliance with the Sarbanes-Oxley Act.

Additionally, the Legal Councel explained that the Company's Board of Director is evaluating a plan to migrate to IFRS before the scheduled date established by the Chilean Securities and Exchange Commission, which is in year 2010.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 826,416,608shares

Reject: 0 shares

Abstain: 0 shares

Do not vote but represented: 21,847,480 shares

The following shareholders asked for an express record or their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the proposal mentioned above.

- Citibank, N.A. acting for the ADR Holders, did not vote in this matter.

- Banco de Chile, acting for other foreign investors voted as follows:

  Approve: 20,000,307 shares

  Reject: 0 shares

  Abstain: 146,400 shares

  Do not vote but represented: 21,847,480 shares

- Banco Itaú, acting for other foreign investors voted as follows:
  Approve: 3,181,248 shares

  Reject: 0 shares

  Abstain: 0 shares

5.- Appointment of Domestic Credit Rating Agencies until the next General Shareholders' Meeting

According to Article 76 of the Chilean Capital Markets Law, the Board of Directors proposes FITCH CHILE and ICR (International Credit Rating) as the local rating agencies which will classify any publicly offered securities issued or which will be issued by Compañía de Telecomunicaciones de Chile S.A. in the local markets during the period from May 1, 2008 to April 30, 2009.

The annual fee for the services is described in the table below:

Tariffs/Agency	FITCH CHILE	ICR
Fixed annual fee	UF 350	UF 350

Cost per bond issuance		
Variable fee (1)(2)	0.025%	0.015%
Range	-	UF100-UF150
Cost per commercial paper issuance		
Variable fee (1)	0	0
Range	-	-

(1) Fitch and ICR charge the variable cost at issuance.

(2) Both Rating Agencies recognize the fixed annual fee as a credit for the variable fee in case of a bond issuance.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 826,213,828shares

Reject: 97,300 shares

Abstain: 251,880 shares

Do not vote but represented: 21,847,480 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the proposal mentioned above.

- Citibank, N.A. acting for the ADR Holders voted as follows:

    Approve: 99,408,020 shares

    Reject: 97,300 shares

    Abstain: 105,480 shares

- Banco de Chile acting for other foreign investors voted as follows:

    Approve: 20,000,307 shares

    Reject: 0 shares

    Abstain: 146,400 shares

    Do not vote but represented: 21,847,480 shares

8

- Banco Itaú acting for other foreign investors voted as follows:

Approve:	3,181,248 shares
Reject:	0 shares
Abstain:	0 shares

6.- Determination of Board Members' compensation for fiscal year 2008 and until the next General Shareholders' Meeting

In accordance with Articles 21 and 32 of the Company's Bylaws, the Board members' compensations are to be determined at the General Shareholders Meeting each year.

Mr. Jorge Delpiano, representing Telefónica Internacional Chile S.A., proposed to maintain the same amount of compensation paid during fiscal year 2007. Each Director and Alternate Director will receive a monthly fee equivalent to 120 UTM (US$9,293 approximately) for attending board meetings, provided that they attend at least one Board meeting in such month. The Deputy Chairman of the board will receive 1.5 times the compensation paid to other directors, and the Chairman will receive twice the compensation paid to other directors.

Voting results:

Shareholders present or represented at the meeting approved the proposition and voted as follows:

In favor:	826,416,608 shares
Reject:	0 shares
Abstain:	146,400 shares

Do not vote but represented: 21,847,480 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:
- The Chilean pension funds stated that they approve the proposal described above.
- Citibank, N.A., acting for the ADR Holders, did not vote in this matter.
- Banco de Chile acting for other foreign investors voted as follows:

Approve: 20,000,307 shares

Reject: 0 shares

Abstain: 146,400 shares

Do not vote but represented: 21,847,480 shares

- Banco Itaú acting for other foreign investors voted as follows:

Approve: 3,140,756 shares

Reject: 0 shares

Abstain: 0 shares

The Chairman, Mr. Gilolmo, requested that a record be made in Minutes informing that, through a letter dated on April 9, 2008, the local pension fund AFP Cuprum requested that the Company considers changing the formula used to determine remuneration of the Company's Board members and Directors Committee. This proposal will be presented to the Company's Board and any change would be proposed to the next shareholders' meeting.

7.- Communicate the expenses of the Board of Directors and Directors' Committee during the year 2007

In 2007, aside from their compensation and expenses related to the cellular telephones assigned to each Board Member, the Company's Directors' Committee made use of Ch$57 million (approximately US$126,813) against the Ch$75 million (approximately US$166,859) budget approved at the 2007 Annual General Shareholders' Meeting related to external consulting services.

8.- Approval of the compensation of the Directors' Committee members and the Directors' Committee Budget

According to the Chilean Corporations Law, the 2008 budget for the Committee and the compensations of each director and alternate director of the Director's Committee must be approved at the Ordinary Shareholders Meeting. The functions of the Directors' Committe include, among others, the review of the Account Inspectors Report and the External Auditors Report and the examination of transactions under Article 44 of the Chilean Corporations Law.

For fiscal year 2008 and until the next General Shareholders' meeting, the Board proposed, as compensation to each Directors' Committee member, a monthly fee equivalent to UF 30 (approx. US$1,326) for attending committee meetings, provided that they attend at least one committee meeting in such month. Additionally this Committee will have an annual budget of Ch$ 75,000,000 (approx. US$166,859) to pay for its expenses. The compensation and budget are the same as in fiscal year 2007.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 825,573,984 shares

Reject: 593,308 shares

Abstain: 395,716 shares

Do not vote but represented: 21,847,480 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.
- Citibank, N.A. acting for the ADR Holders, voted as follows:

    Approve: 98,768,176shares

    Reject: 593,308 shares

    Abstain: 249,316 shares

- Banco de Chile, acting for other foreign investors, voted as follows:

Approve: 20,000,307 shares

Reject: 0 shares

Abstain: 146,400 shares

Do not vote but represented: 21,847,480 shares

- Banco Itaú, acting for other foreign investors, voted as follows:

Approve: 3,181,248 shares

Reject: 0 shares

Abstain: 0 shares

9.- **Approval of the compensation for the Audit Committee members and of the Audit Committee budget, to be assigned until the next General Shareholders' Meeting**

Due to the fact that the Company's shares are traded on the U.S. market, the Company is subject to the requirements of the Sarbanes-Oxley Act, which requires the creation of an Audit Committee and the designation of a budget for said committee, which was formed in July of 2005.

The Chilean Corporations Law requires directors' compensation and expense budgets to be approved at the General Shareholders' Meeting.

The proposed compensation for Audit Committee members until the next General Shareholders' Meeting is equal to UF 15 (approximately US$ 663) per meeting, with a maximum of six meetings in the year. In addition, the proposal includes a budget for the Committee's expenses amounting to Ch$ 37 million (equivalent to US $82,317) until the next General Shareholders' Meeting.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 825,629,160 shares

Reject: 522,928 shares

Abstain: 410,920 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve all items described in the above proposal.

- Citibank, N.A., acting for the ADR Holders, voted as follows:

    Approve: 98,823,352shares

    Reject: 522,928 shares

    Abstain: 264,520 shares

- Banco de Chile, acting for other foreign investors, voted as follows:

    Approve: 20,000,307 shares

    Reject: 0 shares

    Abstain: 146,400 shares

    Do not vote but represented: 21,847,480 shares

- Banco Itaú, acting for other foreign investors, voted as follows:

    Approve: 3,181,248 shares

    Reject: 0 shares

    Abstain: 0 shares

10.- Communicate the account of operations in accordance with Article No. 44 of the Chilean Corporate Law and Article 20 of the Company's By-laws.

The following transactions were reviewed by the Directors´ Committee and approved by the Board. Pursuant to Articles No. 44 and No. 89 of the Chilean Corporations law, transactions must be disclosed at the meeting in order to inform shareholders when transactions or contracts have occurred between related parties in which one or more Directors or Alternate Directors have an interest, either directly or through a third party.

These transactions are as follows:

2007

JANUARY:

a) Extension of agreement with Atento Chile for the corporate segment: Approval was granted to extend an agreement in effect with Atento Chile. Under this arrangement,
earlier approved by the Board of Directors, the provider's productivity, quality and capacity
levels remain in place while prices have been successfully renegotiated downward by 19%.

b) Media leasing agreement with Movistar: was granted aimed at replacing the outside wiring up to the user's home in certain areas, primarily those affected by wire theft, with a Movistar GSM Last Mile mobile wireless network solution. The Movistar option was selected at a fixed monthly leasing fee of Ch$ 5,000 per active user for 22.3 mErl (220 traffic minutes) mobile network capacity, subject to restrictions as to number of customers and geographical areas.

FEBRUARY:

a) Extension of inbound telesales agreement with Atento Chile: Approval was granted to extend the inbound telesales agreement for the residential segment to April 2007, which marks the end of the bidding period for the model of a channel shared with other call centers, in order to avoid jeopardizing current subscriptions or the experience and resources of Atento Chile.

b) Agreement with Movistar to provide N-Pack: was granted, which consists of a joint offer by Telefónica Chile S.A. and Movistar adding mobile plans to current Telefónica Chile S.A. offers. Under current rules, this offer must be made available to all mobile telephony companies.

c) Agreement with Movistar for Fixed-Mobile Virtual Private Network (VPN): was granted. Under the agreement, fixed and mobile services associated with a company are bundled through a fixed-mobile virtual private data network at a flat rate based on the quantity of equipment required by the customer. As in the case of the preceding product, this offer must be made available to all other mobile companies.

d) Internet access agreement with Terra Chile: was granted to convert the existing business model into an outsourcing model. The agreement is for a three-year period commencing on January 01, 2007, and provides for volume-based prices ranging from Ch$ 2,000 to Ch$ 950 per customer, depending on the monthly aggregate.

MARCH:

a) Renewal of Casiopea Re asset insurance: was granted to renew the Company's asset insurance for the March 31, '07 – March 31, '08 period with Casiopea Re, the reinsurance company of Grupo Telefónica, under a policy issued by Mapfre Seguros Generales. This insurance coverage includes, but is not limited to, the risk of fire, natural disasters, theft and assault, securities remittance and employee disloyalty. The insured amount totals US$ 2.6 billion, including buildings, internal equipment, external facilities (excluding aerial cable), inventory, office furniture and equipment, computer equipment, radio and transmission equipment, and operating revenues. The premium amount is US$ 873,986, substantially lower than the average market rate, with a claim limit of US$ 400 million.

b) Award of Telemergencia Post-Sales and Monitoring Platform Agreement to Atento Chile: was granted providing for post-sales and monitoring platforms capable of dealing with more than 32,000 monthly calls and using close to 140 positions, at an annual price of Ch$ 780 million.

MAY:

a) Outbound telesales agreement with Atento Chile for the SME segment: was granted for a one-year outbound telesales agreement with Atento Chile for the SME segment at the same price as the prior year's agreement.

b) Inbound telesales agreement with Atento Chile for the residential segment: In order to maintain operating efficiencies, approval was granted to extend the inbound telesales platform agreement with Atento Chile for the residential segment, maintaining the prices in

effect under the current agreement.

JUNE:

Renewal of International Services Agreement with Telefónica International Wholesale Services: Approval was granted to renew the current corporate international services agreement between Telefónica Empresas Chile and Telefónica International Wholesale Services Chile (TIWS Chile). Originally entered into in December 2002 for a 24-month period, it has been renewed on two occasions. The agreement addresses the international portions required to provide final international services of the IP/MPLS, Frame Relay, Clear Channel and ATM type, making it possible to provide large local customers the full range of international end-to-end links.

AUGUST:

a) Extension of inbound telemarketing and sales agreement with Atento Chile for the residential segment: Approval was granted for extending until November 30, 2007 the current inbound telemarketing and sales agreement with Atento Chile, while maintaining the prices in effect under the current agreement.

b) Report on related-party transactions at June 30, 2007: A report was submitted listing the status of existing business relationships among Grupo Telefónica and Telefónica Chile companies and subsidiaries as of June 30 and involving amounts of less than US$ 250,000. The aggregate amount in question is Ch$ 19.7 billion, of which Ch$ 9.1 billion are accounted for by transactions among Grupo Telefónica Chile companies, while Ch$ 10.6 billion involve a potential conflict of interest with the controlling shareholder.

c) Grupo Telefónica Synergy and Efficiency Projects: Corporate Collaboration Agreement and Regional Network Operation Center project for the Business Segment: Grupo Telefónica synergies include the Regional Network Operation Center (RNOC) project. Approval was granted for a business segment project aimed at enhancing business efficiency and maximizing segment revenues. This will make it possible to develop action in areas such as business offers, customer intelligence and competition, and customer care channels. Approval was also granted for a Framework Agreement for Corporate Collaboration among Grupo Telefónica companies in Peru, Brazil, Colombia and Chile, thus creating a synergy activity incubator that cuts across all segments. The two projects involve an aggregate annual cost of 670,000 euros.

SEPTEMBER:

a) Framework Agreement with Telefonica Ingeniería y Seguridad (TIS): Approval was granted for a Framework Agreement with Telefónica Ingeniería y Seguridad for electronic security systems maintenance and installation. Prices are at market levels.

b) Merger through absorption of the subsidiary Telefónica Internet Empresas (TIE): In view of the new business model with Terra Chile, approval was given for the dissolution of TIE, which was the Internet access service provider, through the book-value acquisition of 100% of its capital stock by Telefónica Chile.

OCTOBER:

a)   Telefónica Multimedia Chile Agreement with Telefónica Servicios de Música- TSM(1): was granted for Telefónica Servicios de Música to provide 20 thematic audio channels at a fee of US$ 0.18 per subscriber including investment in equipment, thus ensuring flexibility in channel programming and themes.

b)   Payment of sales commissions to Terra Chile: was granted for a payment of Ch$ 199 million to Terra Chile in broadband sales commissions for 2006.

c)   Telefónica I+D was awarded new contracts in connection with expansion of Sigres Project: in connection with the growth of the Sigres Project (management platform for new Telefónica Chile services), authorized at previous Board meetings. The contracts, aimed at expanding the platform to accommodate overall growth and the addition of new networks and systems, represent a cost of US$ 4.2 million for the 2007-2009 period. Telefónica I+D acts as the integrator of the project's various business modules, with significant competitive advantages over the other provider.

d) International Internet Access Agreements with Telefónica International Wholesale: Effective January 1, 2007, approval was granted for the following agreements between the subsidiary Telefónica Larga Distancia and Telefónica International Wholesale Services: (i) For international Internet access, allowing interconnection to the company's US backbone by means of a submarine fiber-optic cable system between Valparaiso and Miami, at a price of US$ 7.5 million for 2007 and anywhere from US$ 15.6 million to US$ 21.2 million for 2008, depending on actual usage, these prices being substantially lower than those available from other companies; and (ii) for maintenance, supervision, replacement part management and repair services on Telefónica Larga Distancia's purchased capacity, at an annual price of US$800,000 for 2007 and US$720,000 for 2008.

NOVEMBER:

Award of platforms to Atento Chile: for the following customer care platforms for one- and two-year periods: (i) Publiguías directory assistance (platform level 103), (ii) commercial, residential and business customer care (platform levels 105-107); (iii) technical support (platform level 104); (iv) residential and business loyalty development; and (v) business segment inbound telesales, at prices based on volume and traffic flows.

DECEMBER:

a) Award of platforms to Atento Chile: for the following platforms for one- and two-year periods: (i) containment and renegotiation; (ii) residential sales confirmation; (iii) business segment sales confirmation; (iv) back office; and (v) web center, with prices based on volume and traffic flows.

b) Voice business management agreement: was granted for an international voice agreement between the subsidiary Telefónica Larga Distancia S.A. and Telefónica International Wholesale Services, providing for incoming international traffic termination, outgoing international traffic distribution, and international traffic transit and resale, on the following terms: a fixed annual price ranging from Ch$400 million to Ch$450 million, including the cost of compensation and transferred goods and services, and a variable annual price of Ch$25 million to Ch$80 million, depending on the margin generated by the incoming international traffic business.

2008

JANUARY:

Telefónica Chile and Telefónica Empresas Chile S.A. operation: Telefónica Empresas was granted, on behalf of Cisco, a two years contract in order to provide services to the wholesalers and the small and medium enterprise (SMEs) client segments for US$ 1,512,180 of which US$ 243,170 have been committed for the Jan-Apr 2008 period.

FEBRUARY:

a) Renewal of Casiopea Re asset insurance: was granted to renew the Company's asset insurance for the March 31, '08 – March 31, '09 period with Casiopea Re, the reinsurance company of Grupo Telefónica, under a policy issued by the firm Chilena Consolidada. This insurance coverage includes, but is not limited to, the risk of fire, natural disasters, theft and assault, securities remittance, employee disloyalty, cyber risk. The insured amount totals US$ 2.669 billion, including buildings, internal equipment, external facilities (excluding aerial cable), inventory, office furniture and equipment, computer equipment, radio and transmission equipment, and operating revenues. The premium amount is US$ 971,071, with a claim limit of US$ 400 million.

b) Grupo Telefónica Synergy and Efficiency Projects: Corporate Collaboration Agreement and Regional Network Operation Center project for the Business Segment: Grupo Telefónica synergies include the Regional Network Operation Center (RNOC) project for the Small and Medium Enterprise (SMEs) segment and Corporate Collaboration Agreement that were approved on August, 2007. The two projects involve an aggregate annual cost of €3.5 million.

c) Report on related-party transactions as of December, 31 2007: A report was submitted listing the status of existing business relationships among Grupo Telefónica and Telefónica Chile companies and subsidiaries as of December 31. The aggregate amount in question is Ch$ 20.165 billion, of which Ch$ 9.7 billion are accounted for by transactions among Grupo Telefónica Chile companies, while Ch$ 10.384 billion are with companies related to the controlling shareholder.

11.- Approval of the Investment and Financing Policy proposed by Management (according to Decree Law 3500)

According to Article 32 bis of the Company's Bylaws and Article 119 of Law D.L 3500, shareholders must approve the investment and financing policy for the year 2008.

According to the Investment and Financing Strategy (the "Investment Strategy") for the year 2008, the Company will make the necessary investments to fulfill its business objectives, in accordance with its By-laws and the existing regulatory framework. Similarly, the Company will maintain its goal of attaining an adequate return on its investment projects. In addition, the Company will make all the necessary investments to offer television services and content, as well as transactions and outsourcing services for corporate communications customers.

The Company will focus on analyzing alternatives aimed at improving the corporate financial structure through new sources or types of financing and renegotiations of current terms and conditions. The maximum level of indebtedness that may be incurred by the Company may not exceed a ratio of total debt-to-equity of 1.6 times.

For additional information on this item, a direct translation of the Company's Investment and Financing Strategy, as defined by the Board of Directors, will be made available on the Company's website at www.telefonicachile.cl.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 826,225,524shares

Reject: 72,960shares

Abstain: 264,524 shares

Do not vote but represented: 21,847,480 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds stated that they approve the investment and financing policy described above.
- Citibank, N.A., acting for the ADR Holders, voted as follows:

  Approve: 99,419,716 shares

  Reject: 72,960 shares

  Abstain: 118,124 shares

- Banco de Chile, acting for other foreign investors voted as follows:

  Approve: 20,000,307 shares

  Reject: 0 shares

  Abstain: 146,400 shares

  Do not vote but represented: 21,847,480 shares

- Banco Itaú, acting for other foreign investors voted as follows:

  Approve: 3,181,248 shares

  Reject: 0 shares

  Abstain: 0 shares

12.-   Communicate the Dividend Policy

In accordance with Circular No. 687 of the *Superintendencia de Valores y Seguros de Chile (SVS)*, the Board of Directors has approved the Dividend Policy which is disclosed at the General Shareholder Meeting.

According to the Dividend Policy for 2008 and future years, the Company's intention is to distribute dividends in an aggregate amount equal to 100% of the Company's net profits generated during the fiscal year, in accordance with Chilean GAAP, through an interim dividend to be distributed in November of each year and a final dividend to be distributed in May of the following year. This final dividend is subject to approval at the corresponding General Shareholders' Meeting. The amount of the interim dividend will be based on net income of the period from January to September of the corresponding fiscal year. In addition, for the following fiscal year, to the extent that there is a free cash flow and the Company's business-related obligations have been fulfilled, the Board's intention is to distribute a portion of this free cash flow to shareholders. This distribution will be proposed at a shareholders' meeting to be called for this purpose.

The dividend policy for 2008 and following years will be defined in line with the objectives set forth in the Company's Financial Plan. This policy represents the intention of the Board of Directors, and its implementation will depend on cash availability and the results that are actually obtained, as well as on projections that may be periodically determined by the Company.

For additional information on this item, a direct translation of the Company's dividend policy, as defined by the Board of Directors, is available on the Company's website at www.telefonicachile.cl.

13.- Inform the cost for processing, printing and mailing the information referred to in Circular No. 1494 of the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Exchange Commission).

According to Circular No. 1494 of the Superintendencia de Valores y Seguros, all public companies must provide shareholders with an annual statement of shareholdings, detailing the variations and balances of their investment.

Total cost for processing, printing and mailing these statements for all shareholders registered as of December 31, 2007, amounted to Ch$2,646,883 (equivalent to US$5889).

14.- Designation of a newspaper with circulation within Santiago, Chile in which notices for future ordinary and extraordinary shareholders' meetings will be published.

The Chilean newspaper "Diario Financiero" was proposed for the publication of future general and extraordinary shareholders' meetings and dividend payments, if any.

Voting results:

Shareholders present or represented at the meeting approved all items described above and voted as follows:

Approve: 826,300,748 shares

Reject: 30,976 shares

Abstain: 231,284 shares

Do not vote but represented: 21,847,480 shares

The following shareholders asked for an express record of their vote within the Minutes of the Shareholders' Meeting:

- The Chilean pension funds approved the proposal described above.
- Citibank, N.A., acting for the ADR Holders, voted as follows:

    Approve: 99,494,940 shares

    Reject: 30,976 shares

    Abstain: 84,884 shares

- Banco de Chile, acting for other foreign investors voted as follows:

    Approve: 20,000,307 shares

    Reject: 0 shares

    Abstain: 146,400 shares

    Do not vote but represented: 21,847,480 shares

- Banco Itaú, acting for other foreign investors voted as follows:

Approve: 3,181,248 shares

Reject: 0 shares

Abstain: 0 shares

15.- Information and analysis of other matters of concern to the General Shareholders' Meeting

No further information is provided at this time, since this refers to issues that may be raised during the General Shareholders' Meeting. The issues that can be voted in this point refer only to issues of concern in a General Shareholders' Meeting, as defined by the Company's By-laws and the existing legal framework. These issues are those previously mentioned above, in points 1-15.

16.-   Closing of the General Shareholders' Meeting

The Chairman closed the General Shareholders' meeting at 1:10 p.m., after thanking the Shareholders for their attendance.

Minutes of Shareholders' Meeting were signed by the following people:

Emilio Gilolmo López   Cristián Aninat Salas

Jorge Delpiano Kraemer   Sergio Vera

Carolina Herbach   María Alicia Montes Holley

Diego Venezian

This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the fiscal year 2008.

Forward-looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

For reference purposes, all US$ conversions consider an exchange rate of Ch$449.48 per 1US$ (Exchange rate at April 15, 2008).

UTM = Unidad Tributaria Mensual; inflation indexed peso-denominated monetary unit in Chile, equivalent to Ch$34,807 as of April 30, 2008.

UF = Unidad de Fomento; inflation-indexed peso-denominated monetary unit in Chile, equivalent to Ch$19,871.89 as of April 14, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2008

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By /s/ Isabel Margarita Bravo C.

Name: Isabel Margarita Bravo C.
Title: Financial Director